Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF HUDBAY MINERALS INC.

TO BE HELD ON

JUNE 14, 2012

MAY 14, 2012

HUDBAY MINERALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of HudBay Minerals Inc. (“Hudbay”) will be held at the Toronto Board of Trade, East Ballroom, Suite 350, 1 First Canadian Place, 77 Adelaide Street West, Toronto, Ontario M5X 1C1 on Thursday, June 14, 2012 at 10:00 a.m. (Eastern Time), for the following purposes:

1.                                      to receive Hudbay’s audited consolidated financial statements for the year ended December 31, 2011 and the auditor’s report thereon;

2.                                      to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the full text of which is set out in the accompanying management information circular) to amend Hudbay’s articles of continuance to increase the maximum number of directors from nine to ten;

3.                                      to elect the directors of Hudbay;

4.                                      to appoint Deloitte & Touche LLP as Hudbay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration; and

5.                                      to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Hudbay’s Board of Directors has fixed the close of business on May 2, 2012 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof.  Shareholders who acquire common shares after May 2, 2012 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.  Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay’s transfer agent, Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1, no later than 10:00 a.m. (Eastern Time) on June 12, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 14th day of May, 2012.

By Order of the Board of Directors

(signed) “G. Wesley Voorheis”
G. Wesley Voorheis
Chairman

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1

VOTING INFORMATION	1
Voting Matters	1
Who Can Vote	1
Voting Your Common Shares	2
Voting Your Common Shares by Proxy	2
Deadline for Proxies	3
Additional Matters Presented at the Meeting	4
Voting Shares and Principal Holders	4

NOTICE TO UNITED STATES SHAREHOLDERS	4

MATTERS TO BE ACTED UPON AT THE MEETING	5
1. Financial Statements	5
2. Amendment to Articles	5
3. Election of Directors	5

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	13
General	13
Board of Directors	13
Committees of the Board	17
Code of Business Conduct and Ethics	20
Communicating to Shareholders	20
The New York Stock Exchange Corporate Governance Listing Standards	20

STATEMENT OF EXECUTIVE COMPENSATION	21
Compensation Committee Report	21
Compensation Discussion and Analysis	21

EQUITY COMPENSATION PLAN INFORMATION	40

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	40

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	40

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	40

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	40

WHERE YOU CAN FIND ADDITIONAL INFORMATION	41

SCHEDULE “A” - CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE	43

i

HUDBAY MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of HudBay Minerals Inc. for use at the annual and special meeting of shareholders (the “Meeting”) to be held on Thursday, June 14, 2012 at 10:00 a.m. (Eastern Time) at the Toronto Board of Trade, East Ballroom, Suite 350, 1 First Canadian Place, 77 Adelaide Street West, Toronto, Ontario M5X 1C1, or at any postponement or adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this Circular to “we”, “us”, “our” and similar terms, as well as references to “Hudbay”, refer to HudBay Minerals Inc. and references to “Board” refer to our board of directors. Unless otherwise indicated, the information in this Circular is given as at May 14, 2012 and all dollar references in this Circular are to Canadian dollars.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•                  If you are a registered holder of our common shares, a form of proxy is enclosed that you can use to vote at the Meeting or you may attend in person.

•                  If you are a non-registered holder and your common shares are held by an intermediary (such as a broker or financial institution), you may receive either a form of proxy or voting instruction form and should follow the instructions provided with such form.

These security holder materials are being sent to both registered and non-registered owners of our common shares. If you are a non-registered owner, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with a form of proxy so you can vote your common shares at the Meeting.  See “Voting Information — Voting Your Common Shares”.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence.  The cost of preparing and mailing this Circular and other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.

VOTING INFORMATION

Voting Matters

At the Meeting, shareholders are voting on the:

•                  approval of a special resolution (the full text of which is set out under the heading “Matters to be Acted Upon at the Meeting — Amendment to Articles”) to amend our articles of continuance (“articles”) to increase the maximum number of directors from nine to ten;

•                  election of directors; and

•                  appointment of our auditor for 2012 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

Who Can Vote

The record date for the Meeting is May 2, 2012.  Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of our common shares. A holder of common shares whose name appears on such list is entitled to vote the shares on such list at the

Meeting. Each common share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

Voting Your Common Shares

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described below under the heading ‘‘Voting Your Common Shares by Proxy’’.

Non-Registered Shareholders

It is possible that your common shares may be registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of an intermediary, you are a non-registered shareholder, which is sometimes referred to as a beneficial owner. Your intermediary is entitled to vote the common shares held by it and beneficially owned by you on the record date. However, it must first seek your instructions as to how to vote your common shares or otherwise make arrangements so that you may vote your common shares directly.  An intermediary is not entitled to vote the common shares held by it without written instructions from the beneficial owner.  You may vote your common shares through your intermediary or in person by taking the appropriate steps, which will vary depending on whether you are an objecting beneficial owner (“OBO”) or a non-objecting beneficial owner (“NOBO”) of common shares. You are an OBO if you have declined to allow your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

OBOs

OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their common shares. Such shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote common shares that they beneficially own.

Please note that if you are an OBO and you wish to attend the Meeting, you will not be recognized at the Meeting for the purpose of voting common shares registered in the name of an intermediary unless you appoint yourself as a proxyholder.  In order to do this, you should follow the instructions on the voting instruction form and, in doing so, specify your own name as the person whom you are appointing as proxy for the purposes of voting your common shares.  You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the voting instruction form well in advance of the deadline for the receipt of proxies.

NOBOs

NOBOs will have received this Circular directly from our transfer agent together with a form of proxy for their use.  If you are a NOBO, you may attend the Meeting and vote in person, or give another person authority to represent you and vote your shares at the Meeting. To vote in person, insert your name in the space provided on the enclosed form of proxy and return the proxy as described below under the heading ‘‘Voting Your Common Shares by Proxy’’.

Voting Your Common Shares by Proxy

If you will not be at the Meeting or do not wish to vote in person, or if you are a NOBO who wishes to vote in person at the Meeting, you may vote by using the enclosed form of proxy.  A proxy must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay’s transfer agent, Equity Financial Trust Company, at Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1, prior to 10:00 a.m. (Eastern Time) on June 12, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Registered shareholders and NOBOs may provide their voting instructions by any of the following means:

•                  by mail to Equity Financial Trust Company’s address set forth above (a pre-paid, pre-addressed return envelope is enclosed);

•                  by hand or by courier to Equity Financial Trust Company’s address set forth above;

•                  by fax to +1 416-595-9593; or

•                  by internet at www.voteproxyonline.com.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your common shares, or you can let your proxyholder decide for you.

All common shares represented by properly completed proxies received by Hudbay’s transfer agent, Equity Financial Trust Company, no later than 10:00 a.m. (Eastern Time) on June 12, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your common shares on your form of proxy, your proxyholder must vote your common shares according to your instructions. If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your common shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your common shares will be voted as follows:

•                  FOR the amendment of our articles to increase the maximum number of directors from nine to ten;

•                  FOR the election of each of the ten nominees as directors; and

•                  FOR the appointment of Deloitte & Touche LLP as our auditor for 2012 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your common shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Hudbay. Simply fill in the proxyholder’s name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chairman and our President and Chief Executive Officer, are appointed to act as your proxyholder.

Revoking Your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

•                  You may send another form of proxy with a later date to our transfer agent, Equity Financial Trust Company, but it must reach the transfer agent no later than 10:00 a.m. (Eastern Time) on June 12, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

•                  You may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than 10:00 a.m. (Eastern Time) on June, 12, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5 or by facsimile at (416) 362-7844;

•                  You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your form of proxy; or

•      You may revoke your form of proxy in any other manner permitted by law.

Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Additional Matters Presented at the Meeting

The enclosed form of proxy or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof.

If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, and any matter is presented at the Meeting, or at any postponement or adjournment thereof, in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the Hudbay representatives named as proxies will vote in their best judgment.  Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the voting instruction form, your common shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

Voting Shares and Principal Holders

Our common shares are the only shares which entitle shareholders to vote at the Meeting. The holders of common shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 10% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at May 14, 2012, 171,949,220 common shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators as at May 14, 2012, no person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1.              Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2011 and the auditor’s report thereon will be presented at the Meeting.

2.              Amendment to Articles

Our articles currently provide that the Board must consist of a minimum of three and a maximum of nine directors. The Board has considered issues relating to its size and determined, on recommendation of the Corporate Governance and Nominating Committee, that the maximum size of the Board should be increased to ten directors. The Board has determined that it is in the best interests of Hudbay and its shareholders to increase the maximum size of the Board in order to increase the diversity of experience among members of the Board and enhance the ability of the Board and its Committees to play an effective role in overseeing the management of Hudbay.

The holders of common shares will be asked at the Meeting to consider and, if deemed advisable, to approve the following special resolution:

“BE IT RESOLVED THAT:

1.             The articles of HudBay Minerals Inc. (the “Corporation”) be amended to increase the maximum number of directors from nine to ten.

2.             Any one director or officer of the Corporation be authorized and directed to execute and deliver all such documents and instruments, including articles of amendment in prescribed form, and to take such other actions, as may be necessary or desirable to give effect to this resolution.”

The Board recommends that shareholders vote FOR the special resolution to approve the amendment to our articles. The nominees named in the accompanying form of proxy will vote the shares represented thereby FOR the amendment to our articles, unless the shareholder has given contrary instructions in such form of proxy. In order to be approved, not less than two-thirds of the votes cast by the holders of common shares present in person or represented by proxy at the Meeting must be voted FOR the special resolution.

3.              Election of Directors

Our articles, if amended as described above, will provide that the Board may consist of a minimum of three and a maximum of ten directors. The Board has determined, conditional on the amendment of the articles as described above, to nominate each of the ten persons listed below for election as a director at the Meeting.  Our Board is currently composed of eight directors. All of the nominees, other than Tom A. Goodman, who recently retired as our Senior Vice President and Chief Operating Officer, and Roque Benavides are current members of our Board. The Board recommends that shareholders vote FOR the election of each of the ten nominees as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Majority Voting Policy

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule “A”), we have adopted a majority voting policy governing the election of directors.  Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes “withheld” than votes “for” his or her election will be expected to promptly tender his or her resignation (which would be effective upon acceptance by the Board) to the Chairman of the Board.  The Corporate Governance and Nominating Committee of the Board will then consider, and make a recommendation to the Board whether to accept, that offer to resign.  The Board will make and announce its decision with respect to the director’s offer to resign in a news release within 90 days following the meeting of shareholders.  The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to such resignation.  This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

Each of the eight incumbent nominees listed in this Circular was elected as a director of Hudbay at our annual meeting of shareholders held on June 16, 2011 in Toronto, Ontario (the “2011 meeting”), based on a vote by a show of hands.  Based on proxies received prior to the 2011 meeting, each director received the following percentage of the 86,038,413 votes cast by proxy:

Director	Percentage of Votes Cast by Proxy
J. Bruce Barraclough	98.7%
David Garofalo	99.4%
Alan R. Hibben	85.5%
W. Warren Holmes	93.7%
John L. Knowles	97.7%
Alan J. Lenczner	99.0%
Kenneth G. Stowe	99.2%
G. Wesley Voorheis	99.3%

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below.

J. Bruce Barraclough	W. Warren Holmes
Roque Benavides	John L. Knowles
David Garofalo	Alan J. Lenczner
Tom A. Goodman	Kenneth G. Stowe
Alan R. Hibben	G. Wesley Voorheis

Our management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof (including as a result of shareholders not approving the amendment to our articles necessary to permit the election of ten directors) it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

The following table sets forth biographical and other information on each proposed nominee for election as a director.

J. Bruce Barraclough

Mississauga, Ontario, Canada

Age:  64

Independent:  Yes

Director Since:  2009

Common Shares Held(1):  Nil

Deferred Share Units Held:  15,778

Total Value of Common Shares and DSUs(2): $136,322

Committee Memberships:	Audit Committee, Chair
Compensation Committee
Corporate Governance and Nominating Committee

Principal Occupation:	Corporate Director

Biographical Information:	Mr. Barraclough is a corporate director who worked for Ernst & Young LLP for 37 years, 27 as a partner until his retirement on June 30, 2008.

Mr. Barraclough holds an MBA from the Schulich School of Business and a Bachelor of Applied Science from the University of Toronto. He is also a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and holds the designation of Chartered Director (C.Dir.) from The Directors College (a joint venture of McMaster University and The Conference Board of Canada).

Public Company Directorships (Past 5 years):	Coalcorp Mining Inc. (2009 to 2010)

Roque Benavides
Lima, Department of Lima, Perú

Age:  57

Independent:  Yes

Director Since:  New director nominee

Common Shares Held(1):  Nil

Deferred Share Units Held: Nil

Total Value of Common Shares and DSUs(2): Nil

Committee Memberships:	N/A — New director nominee

Principal Occupation:	Chairman and Chief Executive Officer, Compañía de Minas Buenaventura

Biographical Information:

Mr. Benavides has been Compañía de Minas Buenaventura’s Chairman and CEO since 2011 and, prior to that, served as the company’s Chief Financial Officer for more than 15 years. He also is a director of three other publicly traded companies, has served as a director of the Sociedad de Minería y Petróleo del Perú since 1988 and served as Chairman of the Board of the Confederación Nacional de Instituciones Empresariales Privadas from 1999 to March 2001.

Mr. Benavides received a B.S. in Engineering from Pontificia Universidad Católica del Perú in 1977, an M.B.A. from Henley Management College in 1980 and completed the Program for Management Development at Harvard in 1985 and the Advanced Management Program at Oxford in 1997.

Public Company Directorships (Past 5 years):	Cia. De Minas Buenaventura (2004 to present) Sociedad Minera El Brocal (1998 to present) Banco de Crédito del Perú (2009 to present) Cementos Lima (2010 to present)

David Garofalo

Richmond Hill, Ontario, Canada

Age:  46

Independent:  No

Director Since:  2010

Common Shares Held(1):  91,650

Share Units Held:  238,864

Total Value of Common Shares and Share Units(2): $2,855,641

Committee Memberships:	Environmental, Health, Safety and Sustainability (“EHSS”) Committee

Principal Occupation:	President and Chief Executive Officer, HudBay Minerals Inc.

Biographical Information:

Mr. Garofalo has been Hudbay’s President and Chief Executive Officer since July 2010.  Previously, he served as Senior Vice President, Finance and Chief Financial Officer and a director Agnico-Eagle Mines Limited, where he was employed from 1998 to 2010 and as Treasurer and in various finance roles with Inmet Mining Corporation from 1990 to 1998.

Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant.  He is also a certified director of the Institute of Corporate Directors (ICD.D).

Public Company Directorships (Past 5 years):	Malbex Resources Inc. (2009 to present) Agnico-Eagle Mines Limited (2008 to 2010) Cumberland Resources Ltd. (2007) Stornoway Diamond Corporation (2006 to 2010) Tiberon Minerals Ltd. (2006 to 2007)

Tom A. Goodman

Denare Beach, Saskatchewan, Canada

Age:  58

Independent:  No

Director Since:  New director nominee

Common Shares Held(1):  15,000

Share Units Held: 80,340

Total Value of Common Shares and Share Units(2): $823,738

Committee Memberships:	N/A — New director nominee

Principal Occupation:	Vice President and Chief Operating Officer, HudBay Minerals Inc.

Biographical Information:

Mr. Goodman has worked for Hudbay for over 34 years in a wide variety of operational, technical and management positions, including the past two years as Senior Vice President and Chief Operating Officer. He will retire as an executive officer effective June 1, 2012.

Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. Mr. Goodman is the chairman of the Mining Association of Manitoba.

Public Company Directorships (Past 5 years):	N/A

Alan R. Hibben

Toronto, Ontario, Canada

Age:  59

Independent:  Yes

Director Since:  2009

Common Shares Held(1):  5,000

Deferred Share Units Held:  38,377

Total Value of Common Shares and DSUs(2):  $374,777

Committee Memberships:	EHSS Committee, Chair Compensation Committee

Principal Occupation:	Managing Director, RBC Capital Markets

Biographical Information:

Mr. Hibben has held several senior positions with RBC Capital Markets, including his current role as Managing Director, which he assumed on his return to RBC in March 2011. He was head of strategy & development at RBC Financial Group from January 2005 to June 2007 and a principal with Shakerhill Partners Ltd. from July 2007 to January 2009. From January 2009 to February 2011 he was a partner with Blair Franklin Capital Partners Inc., a financial advisory firm.

Mr. Hibben has been a director of six public companies and six substantial private companies. Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation.  He is a certified director of the Institute of Corporate Directors (ICD.D).

Public Company Directorships (Past 5 years):	Discovery Air Inc. (2008 to present) Pinetree Capital Inc. (2008 to 2009)

W. Warren Holmes

Stratford, Ontario, Canada

Age:  69

Independent:  Yes

Director Since:  2009

Common Shares Held(1):  Nil

Deferred Share Units Held:  98,544

Total Value of Common Shares and DSUs(2):  $851,420

Committee Memberships:	Compensation Committee, Chair EHSS Committee Technical Committee

Principal Occupation:	Corporate Director

Biographical Information:

Mr. Holmes was Hudbay’s Executive Vice Chairman from November 12, 2009 to July 12, 2010 and its Interim Chief Executive Officer from January 1, 2010 to July 12, 2010.  He has over 40 years of mining industry experience, most notably with Noranda Inc. (1964 to 1986) where he was Vice President and General Manager of Pamour Porcupine Mines Limited and with Falconbridge Limited (1986 to 2002) where he was Senior Vice-President of Canadian Mining Operations.

Since his retirement from Falconbridge, Mr. Holmes has served as a corporate director. Mr. Holmes has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queens University and a MBA from the University of Western Ontario.

Public Company Directorships (Past 5 years):

Atlanta Gold Inc. (Interim Chief Executive Officer and Executive Vice Chairman) (September 2011 to present and 2008 to present, respectively)

Foraco International S.A. (Lead Director) (2007 to present)

Nuinsco Resources Limited (2002 to present)

Wallbridge Mining Company Limited (2002 to present)

Victory Nickel Inc. (2006 to 2011)

Campbell Resources Ltd. (2006 to 2009)

Inmet Mining Corporation (2004 to 2007)

John L. Knowles

Winnipeg, Manitoba, Canada

Age:  57

Independent:  Yes

Director Since:  2009

Common Shares Held(1):  Nil

Deferred Share Units Held:  29,584

Total Value of Common Shares and DSUs(2):  $255,606

Committee Memberships:	Audit Committee Technical Committee

Principal Occupation:	President and Chief Executive Officer, Wildcat Exploration Ltd.

Biographical Information:

Mr. Knowles is President and CEO of Wildcat Exploration Ltd, a mining exploration company, prior to which he was Executive Vice President and Chief Financial Officer of Aur Resources Inc. from 2005 to 2006.  He was Chief Financial Officer of HBMS from 1996 to 2005 and, following its acquisition by Hudbay, he was Vice President and Chief Financial Officer of Hudbay until 2005.

Mr. Knowles has over 25 years of experience in senior roles with Canadian and international resource companies.  He is a director of public and private companies involved in international gold exploration, bio-pharmaceuticals and real estate development.  He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Public Company Directorships (Past 5 years):	Tanzania Minerals Corp. (2011 to present) Augyva Mining Resources Inc. (2011 to present) Wildcat Exploration Ltd. (2007 to present)

Alan J. Lenczner

Toronto, Ontario, Canada

Age:  69

Independent:  Yes

Director Since:  2009

Common Shares Held(1):  10,000

Deferred Share Units Held:  15,778

Total Value of Common Shares and DSUs(2):  $222,722

Committee Memberships:	Audit Committee Corporate Governance and Nominating Committee

Principal Occupation:	Partner, Lenczner Slaght Royce Smith Griffin LLP

Biographical Information:

Mr. Lenczner is a partner at the law firm Lenczner Slaght Royce Smith Griffin LLP.

Mr. Lenczner has a B.A. (Hon.) and an M.A. He graduated from the University of Toronto with an LL.B. (Hons. Standing) in 1967 and was admitted to the Ontario Bar in 1969.  He was appointed Queen’s Counsel in 1982.

Public Company Directorships (Past 5 years):	Leon’s Furniture Ltd. (1988 to present)

Kenneth G. Stowe

Oakville, Ontario, Canada

Age:  60

Independent:  Yes

Director Since:  2010

Common Shares Held(1):  10,000

Deferred Share Units Held:  5,991

Total Value of Common Shares and DSUs(2):  $138,162

Committee Memberships:	Technical Committee, Chair EHSS Committee

Principal Occupation:	Corporate Director

Biographical Information:

Mr. Stowe was Chief Executive Officer of Northgate Minerals Corporation from 2001 until his retirement in 2011. He spent the first 21 years of his career with Noranda Inc. in various operational, research and development, and corporate roles. He has also held senior positions at Diamond Fields Resources Inc. and Westmin Resources Limited.

Mr. Stowe is a mining engineer with a Bachelor of Science and Masters of Science from Queens University. In 2006 he was the recipient of the Canadian Mineral Processor of the Year award.

Public Company Directorships (Past 5 years):	Alamos Gold Inc. (2011 to present) Klondex Mines Ltd. (2011 to present) Northgate Minerals Corporation (2001 to 2011) Centenario Copper Corporation (2005 to 2009)

G. Wesley Voorheis

Toronto, Ontario, Canada

Age:  58

Independent:  Yes

Director Since:  2009

Common Shares Held(1):  38,500

Deferred Share Units Held:  81,454

Total Value of Common Shares and DSUs(2):  $1,036,403

Committee Membership:	Corporate Governance and Nominating Committee, Chair

Principal Occupation:	Partner, Voorheis & Co. LLP

Biographical Information:

Mr. Voorheis is Chairman of Hudbay. He is also Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic advisors to institutional and other shareholders.

Prior to the establishment of Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner in a major Toronto law firm.

Public Company Directorships (Past 5 years):	MI Developments Inc. (June 2011 to present) Coventree Inc. (2008 to 2012) easyhome Ltd. (2010 to 2011) Hollinger Inc. (2006 to 2008) Sun Times Media Group, Inc. (2007 to 2008)

(1)         The common shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee.  The information about common shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective nominees.  Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

(2)         Based on the $8.64 closing price of our common shares on the Toronto Stock Exchange on May 14, 2012.

Corporate Cease Trade Orders or Bankruptcies

                Mr. Barraclough was a director of Coalcorp Mining Inc. (“Coalcorp”) from January 2009 to June 2010.  On February 18, 2009, the OSC issued a temporary management cease trade order (“MCTO”) related to Coalcorp securities against the chief executive officer and chief financial officer of Coalcorp for so long as the interim financial statements, certifications and related management’s discussion and analysis for the quarter ended December 31, 2009 were not filed.  Coalcorp subsequently filed the outstanding materials.  However, on October 19, 2009, the OSC issued a temporary MCTO against Coalcorp’s chief executive officer pending the filing of Coalcorp’s 2009 audited annual financial statements, management’s discussion and analysis and annual information form.  The OSC, the

Manitoba Securities Commission and the British Columbia Securities Commission each subsequently issued a general cease trade order against Coalcorp for Coalcorp’s failure to file its 2010 audited annual financial statements, management’s discussion and analysis and annual information form. The MCTO and the subsequently issued general cease trade orders were all revoked on November 15, 2010 following the filing of Coalcorp’s outstanding continuous disclosure documents.

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).  Mr. Holmes resigned from the board of directors of Campbell in November 2008.  On January 28, 2009, Campbell once again obtained creditor protection under the CCAA.  On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

From September 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business.  As a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a MCTO relating to any trading in securities of Atlas Income Trust against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then-current and former officers of Atlas.  The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. On August 1, 2007, Hollinger obtained an initial court order granting it creditor protection under the CCAA and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. On May 14, 2008, Hollinger announced that it had reached an agreement with its two principal creditors addressing the various principal matters in dispute among those parties and that, upon Court approval of that agreement, Mr. Voorheis would resign as an officer and director of Hollinger. The Court formally approved that agreement on May 26, 2008, and Mr. Voorheis resigned as a director and officer of Hollinger effective June 17, 2008.

Hollinger has been the subject of several cease trade orders issued between 2004 and 2008, due to its failure to file financial statements on a timely basis. On August 5, 2008, the OSC issued a permanent cease trade order against Hollinger which remains in effect. Hollinger has stated that the cease trade order was issued as a result of its determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”) from August 2007 to June 2008. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

Mr. Voorheis was appointed as a director of Coventree Inc. (“Coventree”) in April 2008. On December 7, 2009, the OSC commenced proceedings against Coventree and certain of its officers in connection to events which occurred prior to Mr. Voorheis’ involvement with Coventree. The proceedings related to whether Coventree complied with its disclosure obligations in its prospectus relating to the initial public offering of its shares, and its timely disclosure obligations in 2007 prior to the market for certain asset-backed commercial paper freezing up on August 13, 2007 (collectively “Coventree Proceedings”). On November 8, 2011, the OSC issued orders in connection with the Coventree Proceedings which included an order that until its winding up is completed, trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree, provided that this order will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up.

On June 30, 2010, the shareholders of Coventree approved a special resolution authorizing the winding up of Coventree and the distribution of its remaining assets, if any, to shareholders pursuant to the plan of liquidation and distribution. On February 15, 2012, the liquidation plan commenced, a liquidator was appointed for the purposes of winding up Coventree’s affairs, Mr. Voorheis resigned as a director, and Mr. Voorheis became an inspector of the company’s liquidation on that date.

Appointment of Auditor

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte & Touche LLP, Chartered Accountants (“Deloitte”), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005.  For the year ended December 31, 2011, Deloitte was paid $1,245,553 for audit services and $476,640 for audit-related services.  Deloitte was not paid any fees for tax-related services or other services in 2011. All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee.  Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2011 under the heading “Audit Committee Disclosure”. Our Annual Information Form may be found on our website at www.hudbayminerals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Our Board recommends that you vote FOR the appointment of Deloitte & Touche LLP as our auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Our Board strives to oversee the management of our business and affairs with the highest standards of ethical conduct. It has implemented corporate governance policies and procedures designed to assist in fulfilling this oversight role and regularly monitors such policies and procedures to ensure they continue to guide the Board and management to act in our best interests and the best interests of our shareholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule “A” to this Circular and can be viewed at our website at www.hudbayminerals.com. The Board has approved the disclosure of our corporate governance practices described below.

Board of Directors

The Role of the Board

In fulfilling its statutory mandate and discharging its duty of stewardship of Hudbay, the Board assumes responsibility for, among other things:

•                       reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

•                       reviewing the principal strategic, operational, reporting and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

•                       ensuring, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee;

•                       ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

•                       assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation Committee;

•                       ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

•                       reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

Board Composition

The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, assists the Board in identifying skills and areas of expertise that are desirable to add to the Board, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee.  In doing so, the Corporate Governance and Nominating Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees, including:

•                       their judgment, character, expertise, skills and knowledge that may be useful to the oversight of our business;

•                       their diversity of viewpoints, backgrounds, experiences and other demographics;

•                       their business and other relevant experience; and

•                       the extent to which the interplay of their expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

These criteria are to be applied in respect of each individual director, and in respect of the Board and each Committee as a whole.

In 2012, the Board amended our Corporate Governance Guidelines to remove the requirement that directors who have reached 70 years of age must receive the Board’s approval, on the recommendation of the Corporate Governance and Nominating Committee, before they may stand for re-election. The Board believes it is inappropriate to impose arbitrary age limits on directors and instead has committed to be vigilant in ensuring that directors whose performance has declined due to age or other factors be asked to step down from the Board.

Our Corporate Governance Guidelines do not restrict the number of public company boards of directors on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the CEO approve any other directorships held by our directors and officers.  In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, none of our directors sit on the boards of more than four other public companies.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies. To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to Hudbay of each of the nominees for election by the shareholders and has determined that eight of the ten directors nominated for election at the Meeting are independent (J. Bruce Barraclough, Roque Benavides, Alan R. Hibben, W. Warren Holmes, John L. Knowles, Alan J. Lenczner, Kenneth G. Stowe and G. Wesley Voorheis).

Mr. Garofalo is not considered independent because he is our President and Chief Executive Officer. Mr. Goodman is currently our Senior Vice President and Chief Operating Officer. He will retire as an executive officer of Hudbay effective June 1, 2012. Under National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and the categorical standards for determining independence contained in our Corporate Governance Guidelines, Mr. Goodman will not qualify as an independent director until three years following his retirement.

Mr. Hibben was a member of the Audit Committee from March 2009 to March 2011.  He resigned from the Audit Committee after assuming a position as Managing Director of RBC Capital Markets (“RBC”).  RBC was acting for us as a financial advisor at the time in connection with our acquisition of Norsemont Mining Inc. Pursuant to National Instrument 52-110 - Audit Committees (“NI 52-110”) Mr. Hibben did not qualify as an independent member of the Audit Committee during the time RBC was providing advisory services to us, though he continued to be an independent member of our Board under the categorical standards for determining director independence contained in our Corporate Governance Guidelines. The Board may re-appoint Mr. Hibben to the Audit Committee provided that RBC is not providing advisory services to us and upon confirming his ability to sit on the Audit Committee under NI 52-110.

The following table sets out the relationship of the nominees for election as directors to Hudbay.

Name	Independent	Not Independent	Reason for Not Independent Status
J. Bruce Barraclough	✓
Roque Benavides	✓
David Garofalo		✓	President and Chief Executive Officer of Hudbay.
Tom A. Goodman		✓	Senior Vice President and Chief Operating Officer of Hudbay.
Alan R. Hibben	✓
W. Warren Holmes	✓
John L. Knowles	✓
Alan J. Lenczner	✓
Kenneth G. Stowe	✓
G. Wesley Voorheis	✓

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on another public company board), without the approval of our Corporate Governance and Nominating Committee. Currently, none of our directors sit together on the board of directors of any other public company.

For more information about the nominees for election at the Meeting, see above under the heading “Election of Directors — Nominees for Election as Directors”.

Board Process

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chairman who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management. The responsibilities of the Chairman include acting as a liaison between the Board and the Chief Executive Officer, working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay’s strategy and recommending procedures to enhance the work of the Board (the full position description of the Chairman, including a complete list of the Chairman’s responsibilities, which has been approved by the Board, is available on our website at www.hudbayminerals.com).  Other of those procedures include members of the Board having the opportunity to initiate discussions with senior management without the Chief Executive Officer present so that they may freely discuss any concerns they may have and the ongoing monitoring of the relationship between the Board and senior management by the Corporate Governance and Nominating Committee.  In addition, the independent directors meet as a group in executive session (with no non-independent directors present) after every regularly scheduled meeting of the Board and otherwise as determined to be necessary. The independent directors met in executive session at each of the five regularly-scheduled Board meetings held during 2011, and at seven of the Board’s nine other meetings. The Board also takes steps to monitor transactions to ensure that directors do not have any material interest.

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbayminerals.com), which delegates to him the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board.  The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action.  The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business. New directors will be provided with a comprehensive manual which includes descriptions of our organizational structure, operations, governance and compensation plans, and copies of our most recent core public disclosure documents, and will be expected to meet with members of senior management and attend site visits at our key properties within a short period after joining the Board. On an ongoing basis, senior management and the Board’s advisors provide periodic presentations to the Board to ensure that directors are aware of our business and operations, and industry trends and practices. In 2011, the Board received quarterly updates from management on operations, project development, financial performance and corporate development. In 2011, the Board also received presentations from third party advisors on the outlook for the global commodities and financial markets. In addition, in 2011 the Board conducted a site visit to our Constancia project in Peru and will visit our Lalor and Constancia projects later in 2012.

The Board is required to meet at least four times a year, and more frequently as circumstances require. The table below describes Board and Committee attendance in 2011.

Board and Committee Meetings and Attendance

	Board of Directors	Audit Committee(1)	Compensation Committee(3)	Corporate Governance and Nominating Committee(5)	EHSS Committee(6)	Technical Committee	Totals
Directors	Meetings attended	Meetings attended(2)	Meetings attended(4)	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
J. Bruce Barraclough	14 of 14	8 of 8	9 of 9	3 of 3	3 of 3	—	36	100%
David Garofalo	14 of 14	—	—	—	5 of 5	—	19	100%
Alan R. Hibben	14 of 14	3 of 3	9 of 9	—	2 of 2	—	28	100%
W. Warren Holmes	14 of 14	—	5 of 5	2 of 2	5 of 5	5 of 5	31	100%
John L. Knowles	13 of 14	8 of 8	—	—	—	5 of 5	26	96%
Alan J. Lenczner	14 of 14	5 of 5	—	5 of 5	3 of 3	—	26	100%
Kenneth G. Stowe	13 of 14	—	4 of 4	—	2 of 2	5 of 5	24	96%
G. Wesley Voorheis	14 of 14	—	—	5 of 5	—	—	19	100%

(1)                   Mr. Lenczner replaced Mr. Hibben on the Audit Committee on March 28, 2011.

(2)                   Includes a joint meeting of the Audit and Compensation Committees.

(3)                   Mr. Holmes replaced Mr. Stowe on the Compensation Committee on June 16, 2011.

(4)                   Includes a joint meeting of the Audit and Compensation Committees.

(5)                   Mr. Barraclough replaced Mr. Holmes on the Corporate Governance and Nominating Committee on June 16, 2011.

(6)                   Messrs. Hibben and Stowe replaced Messrs. Barraclough and Lenczner on the EHSS Committee on June 16, 2011.

Board Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board. Likewise, the members of each Committee, along with the members of management most involved with each such Committee, conduct a formal evaluation of the Committees with which they are involved. As part of this process, each director completes a detailed questionnaire which requires them to assess the performance of the Board or the applicable Committee. The questionnaires require input on the role, responsibilities and effectiveness of the Board/Committee, its membership, the conduct of meetings, the performance of the Chair, and any improvements that could be made to enhance its effectiveness. The questionnaire in respect of the Board also includes a self-evaluation and an anonymous peer evaluation. The results of the evaluations are then reviewed by the Corporate Governance and Nominating Committee, who reports to the full Board.

Committees of the Board

The Board has established five standing Committees to assist it in discharging its mandate. The roles of the Committees are outlined below and their charters may be viewed on our website at www.hudbayminerals.com. The Board has approved position descriptions for the Chairs of each of these Committees, which are available on our website at www.hudbayminerals.com.

Composition of Committees

The members of the Board’s Committees are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee. All of our directors who are currently members of Committees of the Board, other than the EHSS Committee, are independent directors.

Audit Committee

Members: J. Bruce Barraclough (Chair), John L. Knowles and Alan J. Lenczner.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management’s discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls. The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, including its assessment of audit risk.  In addition, the Audit Committee is tasked with assessing, monitoring and overseeing management of the strategic, operational, reporting and compliance risks involved with our business and assists the Board (jointly with the Compensation Committee) in discharging its responsibilities related to pension and benefit plans.

In 2011, the Audit Committee oversaw a number of initiatives, including: our conversion to International Financial Reporting Standards; the planning and implementation of a program to ensure that we were compliant with Sections 404 and 302 of the Sarbanes Oxley Act of 2002 (“SOx”) and able to meet the requirements for annual SOx certification and attestation; and the continued implementation of our Enterprise Resource Planning system. The Audit Committee also oversees our risk management program and receives reports from management twice yearly to review management’s assessment of our key risks and to discuss and review our strategies for addressing such risks. In addition, the Audit Committee is responsible for overseeing investigations relating to any complaints received by our third party whistleblower service and for ensuring that appropriate resources are allocated to such investigations. The Audit Committee also receives regular reports from management on tax strategy, insurance, litigation, compliance with our Code of Business Conduct and Ethics and other matters.

The Canadian Securities Administrators, pursuant to NI 52-110, and the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Rule 10A-3 (“Rule 10A 3”) promulgated under the U.S. Exchange Act, require that each member of a company’s Audit Committee be independent. All of the Audit Committee members are “independent” within the meaning of NI 52-110 and Rule 10A-3.

The Board has determined that all members of the Audit Committee are “financially literate” as contemplated by the rules of the Canadian Securities Administrators and “audit committee financial experts” under the rules of the SEC.

The Audit Committee meets at least quarterly and meets separately with senior management periodically, and with the independent auditor as appropriate.  All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present and a session at which only the independent auditor is present with the Audit Committee.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to Hudbay without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board.  No member of the Audit Committee serves on the audit committee of more than three other public companies.

Information about the remuneration of the independent auditor for the last two years is contained in Hudbay’s Annual Information Form (“AIF”) for the year ended December 31, 2011 under the heading “Audit Committee Disclosure” and a copy of the Audit Committee’s charter is attached as Schedule “C” to the AIF. Our AIF may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Compensation Committee

Members: W. Warren Holmes (Chair), J. Bruce Barraclough and Alan R. Hibben.

The Compensation Committee assists the Board in discharging its responsibilities relating to: recruitment, development and retention of senior management; officer appointments, performance evaluations and compensation of senior management; senior management succession planning; compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards; pension and benefit plans (jointly with the Audit Committee); and share ownership guidelines.

For a detailed discussion of the role and activities of the Compensation Committee see “Statement of Executive Compensation”.

Corporate Governance and Nominating Committee

Members: G. Wesley Voorheis (Chair), J. Bruce Barraclough and Alan J. Lenczner.

The Corporate Governance and Nominating Committee makes recommendations to the Board as to the size of the Board, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance guidelines. In addition, it is responsible for administering the Code of Business Conduct and Ethics and Timely Disclosure, Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance.

In 2011 and to date in 2012, the Corporate Governance and Nominating Committee has focused on increasing the Board’s level of expertise in the Peruvian mining industry, culminating in the nomination of Roque Benavides for election as a director. Likewise, the Board, on the recommendation of the Corporate Governance and Nominating Committee, has nominated Mr. Goodman for election as a director and believes that adding him as a director will allow the Board and management to continue to benefit from Mr. Goodman’s extensive knowledge of our operations and the mining industry generally.

The Board believes that our corporate governance policies, procedures and practices are in substantive compliance with applicable guidelines, rules and other legal requirements, are consistent with “best practices” and are appropriate for Hudbay.

EHSS Committee

Members: Alan R. Hibben (Chair), David Garofalo, W. Warren Holmes and Kenneth G. Stowe

The purposes of the EHSS Committee are to assist the Board in discharging its responsibility relating to its oversight of our policies, programs and systems relating to environmental, health, safety and sustainability issues and performance, and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and management best practices.

In 2011, the EHSS Committee changed its name from the Environmental, Health and Safety Committee to the Environmental, Health, Safety and Sustainability Committee in recognition of its oversight of management’s corporate social responsibility and sustainability initiatives.

The EHSS Committee receives quarterly reports from management which includes reports on: health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future; any non-compliances respecting applicable environmental regulations; and any internal and external environmental, health and safety audits conducted during the quarter. In addition, in 2011 the EHSS Committee’s activities included receiving reports from management on health and safety procedures and reporting at our Constancia and Back Forty projects, reviewing our closure and reclamation planning, approving our corporate social responsibility report and receiving reports describing the management systems at our operations.

Technical Committee

Members: Kenneth G. Stowe (Chair), W. Warren Holmes and John L. Knowles.

The Technical Committee was established by the Board in 2010 to assist the Board in its oversight of technical and operational matters, including: receiving regular updates from management on key technical and operational issues and initiatives; assessing our systems and processes for reviewing technical risks and technical controls in place at our operations; and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

In 2011 the Technical Committee received regular reports on the status of our Constancia, Lalor and Reed projects as well as our reserves and resources and our exploration and corporate development initiatives.

Code of Business Conduct and Ethics

Hudbay has adopted a Code of Business Conduct and Ethics which applies to all its directors, officers and employees, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees and can be viewed on our website at www.hudbayminerals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head.  We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls and auditing matters. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains annually from each director and executive officer formal confirmation of compliance with the Code of Business Conduct and Ethics.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board. The Board did not grant any waivers of the Code of Business Conduct and Ethics in 2011.

Communicating to Shareholders

The Board is committed to an effective communications policy for the benefit of all stakeholders, including shareholders, suppliers, governmental authorities, employees and members of the investment community. In addition to its timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the financial press so as to facilitate the dissemination of information. Our Timely Disclosure, Confidentiality and Insider Trading Policy is available on our website at www.hudbayminerals.com.

These practices are intended to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants. To facilitate this open communication and to avoid selective disclosure, we hold regular conference calls after the release of quarterly and annual results and from time to time hold meetings or calls in association with the release of other material information. All such meetings and calls are open to be attended or heard by the public. Details of the notice of time, place, general substance and method of accessing any such meeting or call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated.

Shareholders may communicate directly with non-management directors through the Chairman, by writing to:  Chairman of the Board, HudBay Minerals Inc., 25 York Street, Suite 800, Toronto, Ontario, Canada M5J 2V5.

The New York Stock Exchange Corporate Governance Listing Standards

We, as a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange (“NYSE”) Corporate Governance Listing Standards but must comply with the following NYSE rules:  (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A-3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A-3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member’s independence. We must also provide our statement of significant corporate governance differences in our annual report to shareholders or on our website.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbayminerals.com.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Committee Report

Since 2009, the Compensation Committee has been implementing changes to our executive and director compensation which enhance the association between pay and performance and provide understandable and transparent practices aligned with shareholder interests.  For example, under our long-term incentive program, grants of a fixed number of share options were replaced with grants of share units, the quantum of which is a function of achievements against pre-set performance objectives, and share option grants to directors were eliminated in favour of deferred share units.  Moreover, performance-based compensation in the form of annual cash bonuses and long-term incentive plan share unit awards is now linked to clear, objectively measurable performance objectives that relate directly to our strategic plan to deliver long-term value for the benefit of our shareholders. In 2011, approximately 60% of our executives’ total direct compensation (which includes base salary, annual cash bonus and long-term equity-based compensation) (“Total Direct Compensation”) was linked to these objectives.

2011 Achievements Under Board and Compensation Committee	•	Oversaw comprehensive benchmarking of executive and director compensation;

	•	Reduced cash component of Total Direct Compensation and increased proportion linked to performance;

	•	Conducted an enhanced CEO performance review;

	•	Reviewed executive succession planning; and

	•	Conducted a risk assessment in connection with our compensation policies and practices.

The Compensation Committee met eight times in 2011 and has met three times to date in 2012. We believe this reflects the significant efforts management and the Board have made to establish a compensation program consistent with our best interests.

The Chair of the Compensation Committee, W. Warren Holmes, will be available to answer questions at the Meeting. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and other compensation disclosure included below and recommended to the Board that such information be included in this Circular.

Compensation Discussion and Analysis

Overview of Compensation Philosophy

Our executive compensation philosophy is to: (i) provide competitive compensation to attract and retain talented high-achievers, and incent them to achieve our strategic and operational objectives within a framework that is consistent with our best interests and governance best practices; and (ii) align the interests of executives and directors with the long-term interests of our shareholders. Accordingly, the Compensation Committee and the Board recognize that a significant portion of total compensation must be variable and linked to individual and corporate achievements tied to our strategic plan. This, along with share ownership guidelines and an employee share purchase plan, helps to align the interests of management and the Board with the long-term interests of our shareholders.

The primary objectives of our executive compensation program are to:

•                  attract and retain talented, high-achieving executives who are dedicated to our success and the creation of long-term shareholder value;

•                  motivate our management team to (i) continually meet or exceed operating targets without sacrificing our commitment to our employees’ health and safety and the environment, and (ii) advance our strategic objectives through optimization of our current operations, exploration and development, and strategic acquisitions; and

•                  align the interests of management and shareholders by emphasizing “at-risk” performance-based compensation.

Compensation Committee Mandate

The current members of the Compensation Committee are W. Warren Holmes (Chair), Alan R. Hibben and J. Bruce Barraclough. Each member is independent within the meaning of NI 58-101 and has compensation committee experience at other public companies, including, in the case of Messrs. Holmes and Hibben, acting as chair. In addition, each member brings helpful and diverse experience, which allows the Compensation Committee to assess the suitability of our compensation policies and practices. Mr. Holmes was a senior mining executive for many years and brings insight into compensation practices in the mining industry generally, Mr. Hibben has a finance background and Mr. Barraclough has an accounting background.

The responsibilities of the Compensation Committee, as set forth in its Charter, include the following:

•                  reviewing with the CEO our long-term goals and objectives and their link to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and determining and recommending the CEO’s compensation to the Board for approval;

•                  reviewing and making recommendations to the Board with respect to the compensation of the other members of senior management;

•                  reviewing and making recommendations to the Board with respect to the compensation of directors, the Chairman and those acting as committee chairs;

•                  fixing and determining awards to executives of equity-based compensation pursuant to our equity-based plans;

•                  periodically reviewing with the Board succession plans relating to the positions of CEO and other senior officers and making recommendations to the Board with respect to the selection of individuals to occupy these positions;

•                  acting jointly with the Audit Committee to discharge the Board’s oversight function in respect of the administration of the pension and other retirement plans of Hudbay and its affiliates; and

•                  regularly reviewing the efficacy of our incentive compensation programs and equity-based compensation programs for directors, officers and employees, including share ownership guidelines and making recommendations to the Board in relation thereto.

A copy of the Compensation Committee’s Charter is available on our website at www.hudbayminerals.com.

To assist in carrying out its duties, the Compensation Committee has authority to retain and receive advice from special legal and other advisors as it determines necessary, including the use of compensation consultants to assist in the evaluation of executive and director compensation.  The Board, however, makes the ultimate decisions with respect to executive compensation after consideration of the Compensation Committee’s recommendations.

The Compensation Committee has considered the implications of the risks associated with our compensation policies and practices and has not identified any risks arising from such policies and practices that are reasonably likely to have a material adverse effect on Hudbay. The Compensation Committee noted that, while it is possible that linking the majority of our executives’ Total Direct Compensation to the achievement of corporate and individual objectives could encourage excessive risk-taking, it believes that this risk is appropriately mitigated by, among other factors: (i) awarding time-vested share units that vest after three years and motivate long-term rather than short-term performance; (ii) adopting a balanced number of performance objectives in any given year, thereby limiting the impact any particular activity could have on the overall performance score; (iii) requiring executives at the level of Senior Vice President and above to comply with our share ownership guidelines, further aligning the interests of management and our shareholders; (iv) prohibiting our executives from hedging against any declines in their equity-based compensation; and (v) providing the Compensation Committee and the Board with discretion to award higher or lower incentive-based compensation to our executives, where appropriate, to reflect our overall performance and value created for our shareholders. In addition, the Compensation Committee will continue to have oversight in the performance objective-setting process in order to reduce the possibility that performance objectives are adopted in a manner that encourages excessive risk taking.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used by the Compensation Committee in its determinations and reporting on historical compensation levels, methods of compensation, achieved performance relative to corporate and individual objectives, and recent compensation trends and regulatory initiatives.

The Compensation Committee also relies on the CEO to assist in its review of the performance of the other executives. Given the close working relationship of the CEO with other executives, the Compensation Committee believes the CEO’s assessment of the other executives’ performance and contribution is valuable. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

Role of Compensation Consultant

The Compensation Committee has retained Hugessen Consulting Inc. (“Hugessen”) since 2009 to act as an independent compensation consultant and to provide data, analysis and advice in respect of various executive and director compensation issues and related governance matters, as requested by the Compensation Committee from time to time.

During 2011, Hugessen provided the following services to the Compensation Committee:

•                  Advised on our performance assessment framework and process for the CEO;

•                  Reviewed our compensation practices for our CEO and four Senior Vice Presidents (collectively, our “NEOs”) and our independent directors, conducted a detailed benchmarking of such compensation practices against that of a peer group (the “Comparator Group”) and provided recommendations with respect thereto (See the discussion below under the heading “2012 Compensation”);

•                  Provided analysis of our NEOs’ pay positioning;

•                  Provided a review of market practices in respect of incentive compensation programs;

•                  Provided an update on ongoing and emerging market trends in executive compensation and governance best practices;

•                  Provided an assessment of compensation related risks in executive compensation programs and processes; and

•                  Reviewed materials in advance of Compensation Committee meetings to identify compensation related issues and concerns and to provide feedback to the Committee with respect thereto.

The Compensation Committee reviewed and considered the information and advice provided by Hugessen, among other factors, when it made its recommendations to the Board for approval.

Hugessen did not provide any services to management in 2011, and any services provided to management by Hugessen must be pre-approved by the Compensation Committee.

The table below outlines the fees paid to Hugessen over the last two years for services related to determining the compensation of our directors and officers. Hugessen did not provide any other services in either year.

2011		2010
Executive Compensation Related Fees ($)	All Other Fees ($)	Executive Compensation Related Fees ($)	All Other Fees ($)
152,527	Nil	38,000	Nil

Elements of Executive Compensation

Our executive compensation program includes the following elements:

•                  base salary;

•                  annual cash bonus;

•                  long-term incentives;

•                  retirement benefits;

•                  employee share purchase plan; and

•                  other executive benefits and perquisites which do not amount to a material portion of overall compensation.

We believe these elements, when combined, form an appropriate mix of compensation.  These elements provide stable income, link the majority of our executives’ compensation to corporate and individual performance (which incents and rewards behaviour that creates long-term value for shareholders and other stakeholders), and encourage retention through the use of time-vested share units as long-term equity-based compensation.

In 2011, the mix of Total Direct Compensation payable to our NEOs was as follows:

Base Salary	Short-Term Incentives (Annual Cash Bonus)	Long-Term Incentives (Performance Share Units)
40%	31%	29%

Base Salary

The Compensation Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention, while reflecting the scope of responsibility, skill and experience of each NEO. Encouraging retention is especially important in years when, due to low metal prices and other factors beyond our control, our financial performance warrants significantly lower annual cash bonuses and long-term incentive awards. At the same time, having a base salary that is a relatively low portion of overall compensation reflects the emphasis on linking executive compensation to our performance and aligning executives’ interests with our long-term interests. Base salaries of our NEOs are initially negotiated upon their hiring and set forth in their respective employment agreements.  While modest increases may be made to recognize individual performance following the annual review process, we typically provide comparable fixed compensation to similarly-situated executives within Hudbay. Base salaries are also determined with reference to industry benchmarking and our performance in comparison to the Comparator Group identified by Hugessen. The Compensation Committee may also consider recommending increases to base salaries of the NEOs if our performance is superior to that of the Comparator Group, to recognize sustained superior performance of an executive or to address retention considerations.

The 2011 base salaries of our NEOs were increased by 2.5% over their base salaries as at the end of 2010. The increases were merit-based adjustments consistent with the adjustments made to other employees’ base salaries throughout our organization. Our NEOs base salaries in 2011 are shown in the table below:

Name	Title	2011 Base Salary ($)
David Garofalo	President and Chief Executive Officer	768,800
David S. Bryson	Senior Vice President and Chief Financial Officer	392,600
Ken Gillis	Senior Vice President, Corporate Development	379,300
Tom A. Goodman	Senior Vice President and Chief Operating Officer	410,000
Alan T. C. Hair	Senior Vice President, Business Development and Technical Services	379,300

Annual Cash Bonus

The annual cash bonus is a variable component of executive compensation based upon corporate and individual performance. This form of short-term incentive motivates executives to achieve objectives that support the realization of shareholder value and enables recognition of initiatives that improve our operational efficiency, health, safety and environmental record, attainment of financial objectives and execution of strategic initiatives.

Each NEO’s annual cash bonus is determined by applying his performance score (based on achievement of individual and corporate objectives for non-CEO NEOs) against the target bonus approved by the Board; for the reasons described below, the CEO’s performance score is based entirely on achievement of corporate objectives. The target bonus for 2011 for Mr. Garofalo was 100% of his base salary and for each of the other NEOs it was 75% of their base salaries.

For performance that does not meet the objectives, an amount below the target bonus will be paid. Similarly, for performance that exceeds the target objectives, a bonus amount in excess of the target will be awarded. The Compensation Committee may also recommend and the Board, in its discretion, may authorize the payment of lower or higher bonus amounts, where appropriate, to reflect our financial performance and value created for shareholders.

The performance objectives used to determine our NEOs’ annual cash bonuses for 2011 were based on the following strategic and operational objectives: (i) achievement of internal operational, health and safety and cost performance targets; (ii) corporate financial performance; and (iii) growth initiatives.

The corporate performance objectives used to guide the NEOs and establish their 2011 annual cash bonuses are set forth in the tables below. In order to align management, these objectives were weighted equally for all senior executives and, except in the case of the CEO, comprised 70% of each NEO’s performance evaluation.  The remaining 30% was based upon objectives reflecting the direct responsibility of the particular NEO, and are described in connection with each applicable NEO below. In scoring attainment of objectives, we use a base threshold below which results would earn a zero score, results at threshold earn a 50% score, results at target earn a 100% score and results at or above a maximum threshold earn a 150% score. Notwithstanding achievement of performance objectives, the Compensation Committee and the Board retain discretion to award higher or lower annual cash bonuses, where appropriate, to reflect our overall performance and value created for our shareholders. The Compensation Committee and the Board did not exercise such discretion in 2011.

The aggregate score resulting from the corporate performance measures was 63.9 out of 70 and is described in further detail below.

Operational Excellence (20/70)

Measure	Target
Long-term Accident Frequency	20% under three year average
Severity Frequency	20% under three year average
Contained Metal in Concentrate	100% of budget (approximately 128,000 tonnes of Cu and Zn and 1,000,000 ounces of Au and Ag)
Unit operating cost - all mines and mills	100% of budget $(48.86/tonne)
Unit operating cost - metallurgical plants	100% of budget $(0.33/lb. Zn)
All other operating and overhead costs	100% of budget

In aggregate, the measures regarding operational performance scored 25 out of 20.

Financial Excellence (20/70)

Measure	Target
Net Earnings (normalized)	$ 86.5 million
Share price performance relative to TSX Capped Diversified Mining and Metals Index	Same performance
Grow net asset value per share	8% accretion

In aggregate, the measures regarding financial performance scored 10.3 out of 20.

Growth Initiatives (30/70)

Measure	Target
Increase total reserves and resources	Add 10%
Establish presence in additional camps	Two additional camps
Advance Lalor project	Various milestones
Integrate and advance Constancia project	Definitive strategy by September 30, 2011
Advance smaller development projects	Achieve 75% of milestones on time
Complete accretive transaction	4% of NAV / share accretion
Address Fenix project	June 30, 2011
Address non-core asset portfolio	Achieve objectives for three properties

In aggregate, the measures regarding growth initiatives scored 28.6 out of 30.

Mr. Garofalo’s performance score was based entirely on the corporate performance as set forth above.  The Compensation Committee believes this is appropriate because Mr. Garofalo’s performance is best assessed in the context of our overall operational and financial performance and our progress toward meeting our strategic objectives.

The other NEOs’ individual performance objectives were based on the corporate objectives over which a particular NEO had the most influence. Mr. Bryson’s personal objectives were based on the matters in the table above under “Financial Excellence”, along with implementation of the enterprise resource planning project, advancing our cost improvement initiative, completing our Sarbanes Oxley compliance program, investor relations and growth initiatives related to our Constancia acquisition and Fenix project disposition. He received an overall score of 30.6 out of 30.

Mr. Gillis’ personal objectives were focused on the matters in the table above under “Growth Initiatives”, including completing an accretive transaction, addressing the Fenix project and addressing our portfolio of non-core assets. He received an overall score of 35.1 out of 30.

Mr. Goodman’s personal objectives were based on advancement of the enterprise resource planning project, HBMS net earnings, advancing the Lalor project, operational matters and reputational management matters. He received an overall score of 27 out of 30.

Mr. Hair’s personal objectives were focused on the matters listed in the “Growth Initiatives” table above, including advancing our Constancia and Back Forty projects and addressing our portfolio of non-core assets. He received an overall score of 38.1 out of 30.

The following table shows each NEOs’ performance scores and target bonus for 2011 as well as the actual amount awarded to each such NEO for 2011 based upon such performance.

Name	Individual Performance Scores (/30)	Corporate Performance Scores (/70)	Target Bonus (% of Base Salary)	100% of Bonus at Target ($)	% of Target Bonus Awarded for 2011	Amount of Bonus Awarded for 2011 ($)
David Garofalo	N/A	63.9	100%	768,800	91%	701,146
David S. Bryson	30.6	63.9	75%	294,450	94%	278,079
Ken Gillis	35.1	63.9	75%	284,475	99%	281,460
Tom A. Goodman	27.0	63.9	75%	307,500	91%	279,333
Alan T.C. Hair	38.1	63.9	75%	284,475	102%	289,994

Long-Term Incentives

Purpose of Long-Term Incentives

The Compensation Committee believes that long-term equity-based compensation should form a significant amount of our NEOs’ overall compensation in order to provide a strong correlation between compensation and our share price, thereby aligning the interests of our executives and shareholders. Further, the use of share units that vest and become payable three years after the grant date encourages retention of key executives, since if they resign from Hudbay prior to the vesting date their entitlement to such share units is forfeited.

2011 Long-Term Incentive Grant

Since 2010 the Compensation Committee and the Board have granted performance-conditioned share units as the form of long-term incentive granted to our NEOs and other eligible employees under our long term equity plan (“LTIP” or “Share Unit Plan”). A share unit is a notional unit which, depending on the terms of the share unit plan, is redeemable for either a company share or a cash amount equal to the value of a company share at a future date, and may be made subject to vesting and performance criteria. Share units granted to our executives and other eligible employees pursuant to our Share Unit Plan entitle the holder to receive cash equal to the value of the share units on the date of vesting. The share units vest on the third anniversary of the date of the grant. If a plan participant resigns from Hudbay, or is terminated with cause, all unvested share units will be forfeited. If a plan participant is terminated without cause, his or her share units will vest and become payable on the date of termination. Holders of share units receive additional share units in an amount equal to the dividends paid on our common shares each time a dividend is paid.

The Compensation Committee considers that compensating NEOs and other eligible employees by granting share units provides greater transparency of compensation value and superior alignment with shareholder interests as compared to granting stock options. Moreover, adding performance conditions to our share unit grants further strengthens the alignment between executive compensation and shareholder interests, which is consistent with our compensation philosophy and our commitment to responsible corporate governance without adversely affecting our ability to attract and retain high-performing executives.

In 2009, the Compensation Committee ceased our previous practice of making equity-based grants based on a fixed number of units, which varied by position held within Hudbay. Since that time, long-term incentive grants have been based on a target value as a percentage of the recipient’s base salary. As with annual cash bonus grants, share unit awards are determined by applying the recipient’s overall performance score against the target award approved by the Board. For 2011, all of the NEOs’ LTIP targets were set at 80% of their respective base salaries. Notwithstanding achievement of performance objectives, the Compensation Committee and the Board retain discretion to make higher or lower long-term incentive awards, where appropriate, to reflect our overall performance and value created for our shareholders. The Compensation Committee and the Board did not exercise such discretion in 2011.

Our NEOs received their 2011 LTIP grants through performance-conditioned share units as shown in the table below. The 2011 grant, made in March 2011, was based on each NEO’s base salary at the time and the percentage of target LTIP granted was based on the performance scores used to determine their bonus in respect of 2010.

Name	Target LTIP Grant (% of Base Salary)	100% of LTIP Grant at Target ($)	% of Target LTIP Grant Awarded for 2011	Amount of 2011 LTIP Award ($)	Number of share units granted in 2011(1)
David Garofalo	80%	615,040	89.7	551,383	34,678
David S. Bryson	80%	314,080	85.8	269,481	16,948
Ken Gillis	80%	303,440	90.9	275,827	17,348
Tom A. Goodman	80%	328,000	94.7	310,616	19,536
Alan T.C. Hair	80%	303,440	90.2	273,703	17,214

(1)   The grant price for the share units granted in 2011 was based on the five day closing average price of our common shares on the Toronto Stock Exchange ending the day before the March 28, 2011 grant date, being $15.90 per common share.

Hedging Policy

Our Timely Disclosure, Confidentiality and Insider Trading Policy prohibits our executives and directors from hedging against any declines in their equity-based compensation.

Retirement Benefits

The Compensation Committee recognizes that retirement benefits reward employees for long service to Hudbay and are required in order for our compensation program to be competitive with our peers.

Each of our NEOs participates in our defined benefit pension plan (the “Pension Plan”) from the date of their employment. The Pension Plan is based on 2% of the average of the member’s earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member’s retirement, death or termination of continuous service, in which the highest average is attained, multiplied by the member’s credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the Pension Plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits are fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member’s earnings, or $16,659 for 2011.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guarantee period of five years. For purposes of the Pension Plan, earnings consist of an employee’s basic compensation received in the plan year from Hudbay as reported for income tax purposes exclusive of: (i) payments for overtime, (ii) bonuses and directors’ fees, (iii) allowances and benefits that are taxable as set out in the Income Tax Act (Canada) and (iv) all payments in excess of those amounts required under the provisions of the Canada Labour Code made as a consequence of termination of employment.  Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan.

The NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual cash bonus plan in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual cash bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

Employee Share Purchase Plan

In August 2010, the Board approved the adoption of an Employee Share Purchase Plan (the “ESPP”) for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases on the TSX. We make a matching contribution of 75% of the participant’s contribution, and one-third of our contribution is immediately applied towards the tax withholding obligation on our contribution. Shares purchased with our contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution. The Compensation Committee believes the ESPP advances our interests through the motivation, attraction and retention of executives and other employees and alignment of their interests with those of our shareholders by encouraging voluntary equity participation in Hudbay.

Perquisites and Other Benefits

We do not believe that perquisites and other benefits should represent a significant portion of the overall compensation of our NEOs. None of our NEOs received perquisites in 2011 that in the aggregate amounted to greater than $50,000 and all perquisites were granted in accordance with our NEOs’ respective employment agreements. The perquisites provided to our NEOs in 2011 included fitness memberships, comprehensive annual medical examinations, life and accident insurance premiums and, for certain executives, parking allowances (in Toronto, Ontario) and housing subsidies (in Flin Flon, Manitoba).  See the “Summary Compensation Table” below.

2012 Compensation

As part of its review of our executive and director compensation in 2011, the Compensation Committee reviewed the compensation of our executive officers and directors against the Comparator Group identified by Hugessen. The Comparator Group includes mid-tier base metals producers as well as certain gold companies. The Compensation Committee thought this was appropriate, as we compete with all mining companies for executives and other personnel with specialized skills and knowledge and there are a limited number of mid-tier base metals producers to use as comparators. The Comparator Group consists of the following Canadian mining companies whose revenues or assets (or both) were between one-half to two times that of ours:

Centerra Gold Inc.	Eldorado Gold Corp.	IAMGOLD Corp.
Inmet Mining Corp.	Lundin Mining Corp.	NewGold Inc.
PanAmerican Silver Corp.	Quadra FNX Mining Ltd.	Thompson Creek Metals Inc.

The general conclusions that were reached as a result of the benchmarking study were that the base salaries paid to our NEOs were satisfactory and (except in one instance) did not merit further increases. Further, the study concluded that annual cash bonus targets were slightly higher than the

Comparator Group and long-term incentive targets were significantly lower. In aggregate, the target Total Direct Compensation for our NEOs was approximately 20% below that of the Comparator Group median.

In order to address these issues and ensure that our executive compensation remains competitive in the marketplace, the Compensation Committee recommended, and the Board approved, a reduction in the annual cash bonus target from 75% to 70% of the non-CEO NEOs’ base salaries and an increase in their LTIP target from 80% to 110%. These changes place an increased emphasis on long-term incentives. The Compensation Committee believes that linking overall compensation more closely to the achievement of our long-term objectives and the consequent increase in shareholder value is appropriate, particularly during the current phase of our growth cycle when we are in the early stages of developing two significant mineral projects. The Compensation Committee acknowledges that the changes for 2012 will not fully close the gap between our executives’ Total Direct Compensation and that of the Comparator Group and intends to further review our executive compensation framework for 2013 in light of overall economic circumstances and our success in developing our key projects.

CEO Compensation

The terms of Mr. Garofalo’s compensation were initially set as part of his agreement to join our company in July 2010 as President and CEO. As described above, certain adjustments have been made to Mr. Garofalo’s performance-based compensation for 2012 as a result of the Compensation Committee’s review of our executive compensation program against the Comparator Group identified by Hugessen. In addition, his base salary was increased in 2011 from $750,000 to $768,800, consistent with the 2.5% merit-based adjustments made to other employees’ base salaries throughout our organization.

In 2011, Mr. Garofalo’s target annual cash bonus award was set at 100% of his base salary and his target long-term incentive award was set at 100% of his base salary. As a result of the benchmarking study carried out by the Compensation Committee in 2011, the Compensation Committee recommended, and the Board approved, the following changes to Mr. Garofalo’s performance-based compensation commencing in 2012: (i) a reduction in the annual cash bonus target from 100% to 80% of his base salary; and (ii) an increase in the long-term incentive target from 80% to 130% of his base salary. Mr. Garofalo’s performance-based compensation is determined by applying our corporate performance score against the target award approved by the Board; there is no individual performance score component. The Board and Compensation Committee believe it is appropriate for the CEO to have his performance-based compensation linked only to corporate performance measures; because of the amount of influence he can have over our overall performance, corporate performance is viewed as a reflection of Mr. Garofalo’s individual performance.

Share Ownership Guidelines

In 2009, the Board approved the establishment of share ownership guidelines for executives at the level of Senior Vice President and above. Pursuant to the share ownership guidelines, the CEO is required to hold shares or share units worth at least two times his base salary and the Senior Vice Presidents are required to hold shares or share units worth at least the amount of their base salaries. Options held by the executives will not be counted towards the required shareholdings, however share units will be. Officers subject to the guidelines have four years in which to attain the required shareholdings, and as their base salaries increase, they must continue to meet the guidelines, but will have four years from the date of the increase to meet the requirement. For the purpose of determining the number of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. In the event an executive does not meet the requirement, he or she will not be allowed to sell shares until the requirement is met.

In addition to the requirements imposed by the share ownership guidelines, our NEOs and others who from time to time may be in possession of material non-public information are subject to restrictions on their ability to trade in our securities by our Timely Disclosure, Confidentiality and Insider Trading Policy, including a prohibition on trading during our blackout periods and a requirement to obtain the approval of two members of our Disclosure Committee before making any trades or exercising options.

Our executives’ progress in meeting our share ownership guidelines as of the date of this Circular is shown in the following table:

Name	Ownership Requirement	Value of Equity Required(1) ($)	Total Equity Ownership(2) ($)
David Garofalo	2 times base salary	1,537,600	4,164,214
David S. Bryson	Equal to base salary	392,600	1,227,485
Ken Gillis	Equal to base salary	379,300	1,725,256
Tom A. Goodman	Equal to base salary	410,000	1,204,085
Alan T.C. Hair	Equal to base salary	379,300	1,138,756

(1)         Officers subject to the guidelines have four years in which to attain the required shareholdings and as their base salaries increase, they must continue to meet the guidelines, but will have four years from the date of the increase to meet the requirement. The Value of Equity Required is based on our executives’ 2011 base salaries.

(2)   Includes the grant date value of share units held and the acquisition value of common shares held.

Employment Agreements

Each of the NEOs is party to an employment agreement with Hudbay. In 2010, the employment agreements with our NEOs and other senior executives were amended to better record the terms of their employment and to address other non-material issues in their previous employment agreements. The NEOs’ employment agreements establish their base salary and right to participate in our annual cash bonus, long-term incentive and pension plans, and provide for payments and benefits on their involuntary termination without cause or resignation for ‘good reason’.  The employment agreements for each of Messrs. Bryson, Gillis, Goodman and Hair provide for the following payments and benefits following their involuntary termination without cause, or resignation for ‘good reason’:

•                  a lump sum payment of an amount equal to 24 months’ base salary;

•                  a further lump sum payment of an amount equal to two times the average annual cash bonus earned over the two fiscal years immediately preceding the termination date (in the absence of the relevant bonus history, 75% of base salary will be used for the purposes of the bonus allocation);

•                  the executive will be entitled to continue to participate in the employee pension and benefit plans for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements in respect of the executive during a 24 month period; and

•                  the executive’s share units will vest immediately and the executive’s stock options will continue to vest in the ordinary course and be exercisable in accordance with the terms of the share option plan for their remaining duration.

Mr. Garofalo’s employment agreement provides for the following payments and benefits following his involuntary termination without just cause, or resignation for good reason:

•                  a lump sum payment of an amount equal to 30 months’ base salary;

•                  a further lump sum payment of an amount equal to 2.5 times the average annual cash bonus earned over the two fiscal years immediately preceding the termination date (in the absence of the relevant bonus history, 100% of base salary will be used for the purposes of the bonus allocation);

•                  continued participation in the employee pension and benefit plans for 24 months or a lump sum payment equal to the premium contributions and his pension entitlements during a 24 month period; and

•                  his stock options and share units shall become immediately vested and options will be exercisable in accordance with the terms of the share option plan for their remaining duration.

Mr. Garofalo’s employment agreement also provides that the vesting of the share units granted to him on his hire date accelerates if he resigns from Hudbay as follows:

•                  one-third accelerate to the date of termination if he has been with Hudbay for less than one year;

•                  two-thirds accelerate to the date of termination if he has been with Hudbay for between one and two years; and

•                  all accelerate to the date of termination if he has been with  Hudbay between two years and three years.

Each of our NEOs are required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information.

Payments on Termination

The following table provides details regarding the estimated incremental payments from us to each of the NEOs assuming termination on December 31, 2011:

Name	Severance (Base Salary) ($)	Severance (Bonus) ($)	Severance (Value of Benefits) ($)	Total ($)
David Garofalo	1,922,000	1,716,901	636,422	4,275,323
David S. Bryson	785,200	524,540	277,486	1,587,226
Ken Gillis	758,600	432,810	340,390	1,531,800
Tom A. Goodman	820,000	555,384	458,348	1,833,732
Alan T. C. Hair	758,600	540,300	351,260	1,650,160

None of our NEOs in the table above are entitled to any payments in a circumstance where there is a change of control and they are not terminated or they do not resign for good reason, as defined in their employment contracts.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Common Shares on December 31, 2006 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for our five most recently completed financial years.

(in Cdn.$)	2006	2007	2008	2009	2010	2011
HudBay Minerals Inc. (TSX)	100.00	89.29	14.01	62.13	82.74	47.34
S&P/TSX Composite Index	100.00	109.83	73.58	99.38	116.87	106.69
S&P/TSX Diversified Metals and Mining Index	100.00	120.00	38.41	160.93	238.97	175.52

It is difficult to directly compare our NEO compensation during the past five years with the trend reflected in the above chart because of the significant changes in our management during that time. However, annual cash bonuses paid to our NEOs for 2008 were much lower than in 2007 due to a steep decline in metals prices and general market conditions, which were reflected in our share price. In addition, before 2009 our practice was to grant a fixed number of stock options to our NEOs pursuant to our long-term incentive program. Because the grant date value of stock options (based on Black-Scholes valuation) is higher when our share price is higher and lower when our share price is lower, the long-term incentive portion of our NEOs’ compensation prior to 2009 would closely follow the trend shown in the above graph.

We expect that a more meaningful comparison between the trend in NEO compensation and our share price will be possible in future years.

Summary Compensation Table

The following table provides information respecting compensation received in or in respect of the financial years ended December 31, 2011, December 31, 2010 and December 31, 2009 by each of the NEOs.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option awards(2) ($)	Annual incentive plan ($)	Long-term incentive plan ($)(3)	Pension Value ($)	All other compensation(4) ($)	Total compensation ($)
David Garofalo President and Chief Executive Officer	2011	768,800	551,383	—	701,146	—	124,166	64,724	2,210,219
	2010	355,244	1,460,400	4,078,658	672,375	—	47,025	25,105	6,638,807
	2009	—	—	—	—	—	—	—	—

David S. Bryson Senior Vice President and Chief Financial Officer	2011	392,600	269,481	—	278,079	—	59,230	35,594	1,032,984
	2010	383,000	331,831	—	246,461	—	47,038	11,010	1,019,340
	2009	330,000	—	—	268,043	264,000	23,164	2,574	887,781

Ken Gillis Senior Vice President, Corporate Development	2011	379,300	275,827	—	281,460	—	164,324	31,836	1,132,747
	2010	145,838	303,491	—	151,349	—	20,589	8,647	629,914
	2009	—	—	—	—	—	—	—	—

Tom A. Goodman Senior Vice President and Chief Operating Officer	2011	410,000	310,616	—	279,333	—	81,145	5,658	1,086,752
	2010	387,250	318,962	—	276,051	—	116,480	5,918	1,104,661
	2009	370,000	—	—	288,878	296,000	20,822	3,241	978,941

Alan T. C. Hair Senior Vice President, Business Development and Technical Services	2011	379,300	273,703	—	289,994	—	64,630	31,823	1,039,450
	2010	370,000	308,136	—	250,305	—	39,531	8,325	976,297
	2009	370,000	—	—	288,878	296,000	31,278	3,077	989,233

(1)                The grant date value of the share unit awards was determined based on the five day closing average price of our common shares on the Toronto Stock Exchange ending the day before the grant date.

(2)                The grant date fair value of the share options was estimated at the date of grant in accordance with Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.8%; dividend yield of 0%; volatility factor of 67%; and expected life of three years.

(3)                Amounts disclosed in this column for 2009 represent the aggregate value of the cash retention bonus granted to the NEOs in August 2009. The bonus was payable in increments, with one-third paid at the time of grant, one-third paid at the first anniversary of the date of grant along with a 5% accretion in value, and the final one-third paid on the second anniversary of the date of grant along with a further 5% accretion in value.

(4)                None of the NEOs received perquisites in 2011 that in the aggregate amounted to greater than $50,000. In addition to perquisites, amounts in this column include, company contributions under our Employee Share Purchase Plan and the payment of dividend equivalents on share units held by the NEOs.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2011.

Outstanding Option-based Awards and Share-based Awards

	Option-based Awards							Share-based Awards
Name	Grant Date	Number of securities underlying options at the date of grant (#)		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Garofalo	12-July-2010	900,000		900,000	12.17	12-July-2014	—	157,759	1,599,676	—

David S. Bryson	21-Mar-2007	45,750	(2)	45,750	20.75	21-Mar-2012	—	42,498	430,930	—
	27-Aug-2008	160,000		107,000	10.69	27-Aug-2013	—	40,733	413,033	—

Ken Gillis	—	—		—	—	—	—	—	—	—

Tom A. Goodman	17-May-2005	225,000		—	2.59	17-May-2015	—	44,125	447,428	—
	24-Mar-2006	75,000		—	9.70	24-Mar-2016	—	—	—	—
	12-Mar-2007	75,000		75,000	20.80	12-Mar-2017	—	—	—	—
	20-Mar-2008	50,000		50,000	15.86	20-Mar-2018	—	—	—

Alan T. C. Hair	17-May-2005	225,000		15,000	2.59	17-May-2015	113,250	40,953	415,263	—
	24-Mar-2006	75,000		75,000	9.70	24-Mar-2016	33,000	—	—	—
	12-Mar-2007	75,000		75,000	20.80	12-Mar-2017	—	—	—	—
	20-Mar-2008	50,000		50,000	15.86	20-Mar-2018	—	—	—	—

(1)                   Based on the closing price of our common shares on the Toronto Stock Exchange of $10.14 on Friday, December 30, 2011.

(2)                   Converted from options initially granted by Skye Resources Inc.

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2011.

Incentive Plan Awards Vested or Earned in 2011

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year(2) ($)
David Garofalo	—	—	701,146
David S. Bryson	—	—	278,079
Ken Gillis	—	—	281,460
Tom A. Goodman	—	—	279,333
Alan T. C. Hair	—	—	289,994

(1)     None of the options that vested in 2011 were “in the money” on their respective vesting dates based on the closing price of our common shares on the Toronto Stock Exchange on such dates.

(2)     Represents the annual cash bonus paid in respect of 2011.

Pension Plan Benefits

Defined Benefit Plan

	Number	Annual benefits payable ($)		Opening present value of			Closing present value of
Name	of years credited service (#)	At year end ($)	At age 65 ($)	defined benefit obligation ($)	Compensatory change ($)	Non- Compensatory change ($)	defined benefit obligation ($)
David Garofalo	1.4	21,141	299,698	62,016	122,352	(1,858)	182,510
David S. Bryson	3.3	23,443	177,584	138,291	57,163	7,822	203,276
Ken Gillis	1.3	9,595	124,738	21,141	62,544	4,684	88,389
Tom A. Goodman	33.8	251,237	306,583	2,799,288	81,145	308,260	3,188,693
Alan T. C. Hair	7.0	49,871	156,736	388,334	59,922	25,730	473,986

Defined Contribution Plan — Supplemental Pension Plan(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
David Garofalo	—	—	—
David S. Bryson	—	—	—
Ken Gillis	—	100,899	103,720
Tom A. Goodman	480,268	—	498,255
Alan T. C. Hair	1,224,562	—	1,270,424

(1)       Under the supplemental pension plan, the NEOs may make a one-time irreversible election to receive all or a portion of their future annual cash bonuses as supplementary pension credits. See “Elements of Executive Compensation — Retirement Benefits.”

Director Compensation

Our director compensation program compensates non-executive directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only. Further, the program emphasizes the alignment of our Directors’ interests with the interests of our shareholders by having grants of deferred share units (“DSUs”) compose a significant portion of Directors’ compensation and by requiring Directors to comply with our share ownership guidelines.

The compensation arrangements for our Directors include a combination of cash retainers, equity-based retainers payable in DSUs and meeting fees.  The amount of such retainers and fees payable in a calendar year are described below:

Position	Annual Cash Retainer $	Annual Equity-Based Retainer(1) $	Board or Committee Meeting Fee(2) $
Chairman	167,500	167,500	—
Director	40,000	60,000	1,500
Chair, Audit Committee	30,000	—	1,500
Chair, other Committee of the Board	10,000	—	1,500
Member, Committee	—	—	1,500

(1)       Payable in DSUs.

(2)       Directors whose travel time within North America to attend a Board or Committee meeting is more than four hours are also entitled to a travel fee of $1,500 per meeting. Directors who are required to travel to or from Peru for a Board or Committee meeting are entitled to a travel fee of $6,000 per meeting.

In 2009 the Board ceased the practice of making option grants to Directors and adopted DSUs as the form of equity-based compensation for our Directors. As with the share units payable to our NEOs, DSUs track the value of our common shares. DSUs are vested at the time of grant but they are not paid out until a Director departs from the Board. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with the interests of shareholders, Directors may elect to have all or a portion of their cash retainer and meeting fees payable to them in DSUs.

As part of the benchmarking study described above under the heading “2012 Compensation”, in late 2011, Hugessen compared the relative positioning of our Director compensation against that of the Comparator Group. Hugessen’s report considered the overall structure of director compensation, the split between cash/equity retainers and meeting fees, committee chair/member retainers and fees and compensation of the independent chairman. Hugessen’s report found that the structure of our Director compensation program (i.e. Board/Committee retainers, plus meeting fees), the level of the Chairman’s compensation, and the use of deferred share units was consistent with the market. However, it determined that total compensation of our Directors was below the median of the Comparator Group and the gap between our Directors’ compensation and the median had become wider since Hugessen last studied our Directors’ compensation in 2010. More specifically, Board retainers for Directors (other than the Chairman) were found to be below the 25th percentile. The Compensation Committee considered Hugessen’s report and concluded that, in order for Hudbay’s Director compensation program to remain competitive in the market, it was advisable to increase the equity portion of the Board retainer from $40,000 to $60,000.

Our Chairman’s compensation was reviewed in 2010, following a benchmarking exercise undertaken by Hugessen, and it was acknowledged that paying the Chairman meeting fees did not adequately account for the significant amount of time spent by him on company matters outside of formal board meetings. As a result, and in order to bring his compensation closer to the median of the Comparator Group, the Chairman’s compensation was  increased to a flat retainer of $335,000 (without an entitlement to meeting fees), to be split evenly between cash and DSUs. The 2011 benchmarking study indicated that the Chairman’s compensation was above the median and the Compensation Committee determined that no further adjustment was merited.

Director Compensation Table

The following table sets out the compensation paid to each of our Directors during the year ended December 31, 2011.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	All other compensation ($)(3)	Total ($)
J. Bruce Barraclough	136,000	40,000	2,306	178,306
Alan R. Hibben	—	136,500	5,133	141,633
W. Warren Holmes	—	150,088	16,154	166,242
John L. Knowles	59,775	89,225	3,944	152,944
Alan J. Lenczner	92,500	40,000	2,306	134,806
Kenneth G. Stowe	91,912	40,000	390	132,302
G. Wesley Voorheis	—	348,000	9,932	357,932

(1)         Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.

(2)         Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.

(3)         Represents amounts paid in additional DSUs as dividend equivalents following the payment of our $0.10 per share dividend on March 31, 2011 and September 30, 2011.

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Share-based awards — Value vested during the year ($)(1)
J. Bruce Barraclough	40,000
Alan R. Hibben	136,500
W. Warren Holmes	150,088
John L. Knowles	89,225
Alan J. Lenczner	40,000
Kenneth G. Stowe	40,000
G. Wesley Voorheis	348,000

(1)         Represents the amount of DSUs granted to each director in 2011 pursuant to our Directors’ DSU plan. DSUs are considered vested at the time of grant. No stock options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2011.

	Share-based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)(1)
J. Bruce Barraclough	—	—	134,563
Alan R. Hibben	—	—	317,310
W. Warren Holmes	—	—	908,932
John L. Knowles	—	—	232,812
Alan J. Lenczner	—	—	134,563
Kenneth G. Stowe	—	—	36,201
G. Wesley Voorheis	—	—	649,587

(1)         Based on the closing price of our common shares on the Toronto Stock Exchange of $10.14 on Friday, December 30, 2011.

Share Ownership Guidelines for Directors

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire common shares or DSUs having an initial acquisition value equal to three times the aggregate value of his annual cash and equity retainer.  Directors are expected to achieve this level of ownership within five years from the date they become directors.

The Directors’ progress in meeting our share ownership guidelines as of the date of this Circular is shown in the following table:

Name	Ownership Requirement ($)	Value of Equity Required(1) ($)	Total Equity Ownership(2) ($)
J. Bruce Barraclough	Three times cash and equity retainer	300,000	170,670
Alan R. Hibben	Three times cash and equity retainer	300,000	520,579
W. Warren Holmes	Three times cash and equity retainer	300,000	1,226,520
John L. Knowles	Three times cash and equity retainer	300,000	341,265
Alan J. Lenczner	Three times cash and equity retainer	300,000	307,720
Kenneth G. Stowe	Three times cash and equity retainer	300,000	180,119
G. Wesley Voorheis	Three times cash and equity retainer	1,005,000	1,325,144

(1)     Directors are expected to achieve this level of ownership within five years from the date they became directors.

(2)     Includes the grant date value of DSUs held and the acquisition value of common shares held.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	3,898,705	14.24	4,876,472
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,898,705	14.24	4,876,472

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since January 1, 2011; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors or the appointment of the auditor.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2011 or as at the date hereof. Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, no “informed person”, any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2011 or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries. “Informed Person” means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, common shares of Hudbay or a combination of both carrying more than 10% of the voting rights attached to all of our common shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act. The annual premium for such insurance is approximately $631,000. The policy provides an annual aggregate coverage limit of $60 million in the policy year.

In accordance with the provisions of the Canada Business Corporations Act, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

•                  the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

•                  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual’s conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director’s capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of $500,000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Hudbay files reports and other information with the Canadian Securities Administrators. These reports and information, which include the unaudited comparative consolidated financial statements and management’s discussion and analysis for the three months ending March 31, 2012 are available to the public free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information relating to Hudbay can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Financial information is provided in our audited comparative consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2011, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Hudbay shareholders may also request copies of these documents from our Vice President, Legal and Corporate Secretary by telephone at (416) 362-8181 or by e-mail at info@hudbayminerals.com.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of HudBay Minerals Inc.

By Order of the Board of Directors

(signed) “G. Wesley Voorheis”

G. Wesley Voorheis
Chairman

May 14, 2012

SCHEDULE “A” -
CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE

HUDBAY MINERALS INC.
(the “Company”)

CORPORATE GOVERNANCE GUIDELINES

INTRODUCTION

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders.  The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.

GUIDELINES

Board of Directors’ Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The responsibility of the Board of Directors is to provide direction and oversight. The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company’s business and senior management. The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company’s strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company.  In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company’s senior management and outside advisors and auditors.  The directors also should be entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors’ Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 10 members to facilitate its effective functioning.

Chairman of the Board of Directors

The Chairman should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

As in effect May 2012

Selection of Directors

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors, based primarily on the following criteria:

•                  judgment, character, expertise, skills and knowledge useful to the oversight of the Company’s business,

•                  diversity of viewpoints, backgrounds, experiences and other demographics,

•                  business or other relevant experience, and

•                  the extent to which the interplay of the individual’s expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors (that is appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors.  If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes “withheld” than votes “for” his or her election, the director will be expected to promptly tender his or her resignation to the Chairman of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors.  The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept that offer.  Within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director’s resignation and announce that decision by way of a news release.  Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation.  This process applies only in circumstances involving an “uncontested” election of directors — where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting.  If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director. Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age limit for service on the Board. Instead, the Board will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will review that director’s continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Environmental, Health and Safety Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter.  Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.  The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

•                  Conduct an annual self-evaluation ; and

•                  Periodically review and assess the adequacy of its Charter and the position description for the Chairman and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charters may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine.  The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution.  Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as a member of the Board of committee may request upon 48 hours prior notice.  The notice period may be waived by a quorum of the Board or the committee.

To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine.  The Chairman will preside at these executive sessions, unless the directors present at such meetings determine otherwise.  Any interested party may communicate directly with the Chairman, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting.  All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee.  Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation Committee’s Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation Committee.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer.  Directors are expected to achieve this level of ownership within five years from the date they become directors.  Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement.  If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer.  For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance.  All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director’s attendance.

Participation in Meetings.  Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics.  In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director.  Directors should conduct themselves in accordance with the Company’s Code of Business Conduct and Ethics.

Interlocking Directorships.  Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Contact with Senior Management and Employees.  All directors should be free to contact the Chief Executive Officer and other members of the Company’s senior management at any time to discuss any aspect of the Company’s business. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality.  The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors.  All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors.  In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

Schedule 1

HUDBAY MINERALS INC.
(the “Company”)

BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company.  The Board of Directors shall:

•                  Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan.  During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•                  Review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

•                  Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

•                  Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.

•                  Assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation Committee.

•                  Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

•                  Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to:  select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

COMPOSITION

The Board of Directors collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.  The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence.  A copy of those standards is attached as Appendix A.  The Board of

Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chairman by majority vote of the Board of Directors.

COMMITTEES

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so.  The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee and the Environmental Health and Safety Committee.  The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate.  Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

HUDBAY MINERALS INC.
(the “Company”)

Appendix A

CATEGORICAL STANDARDS FOR DETERMINING

INDEPENDENCE OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director’s independent judgement.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company.  The Board of Directors has determined that:

1.              A director’s interests and relationships arising solely from his or her (or any immediate family members’(1)) shareholdings in the Company are not, in and of themselves, a bar to independence.

2.              Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

•                  Employment:  Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate(2) of the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”) or is actively involved in the day-to-day management of the Company;

•                  Direct Compensation:  Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)(3) ;

•                  Auditor Relationship.  Is (or has been) a partner or employee of a firm that is the Company’s internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm

(1)  A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director’s home.

(2)  A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).  An “Affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

(3)  Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment.  Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

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but no longer is such, he or she or the immediate family member personally worked on the Company’s audit;

•                  Material Commercial Relationship.  Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group;

•                  Cross-Compensation Committee Link.  Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

•                  Material Association.  Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

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